SUBSIDIARIES OF THE REGISTRANT

ClickSoftware, Inc., a California corporation

ClickSoftware Europe Limited, a company incorporated under the laws of the United Kingdom

ClickSoftware Belgium N.V., a company incorporated under the laws of Belgium

ClickSoftware Central Europe GmbH, a company incorporated under the laws of Germany

ClickSoftware Australia Pty. Limited, incorporated under the laws of Australia. (Subsidiary of Clicksoftware, Inc.)

ClickSoftware India Private Limited, incorporated under the laws of India.

ClickSoftware Singapore Pte. Ltd., incorporated under the laws of Singapore.

ClickSoftware Technologies (Pty) Ltd., incorporated on under the laws of South Africa.

ClickSoftware Brazil Soluções em Gestão de Forças de Trabalho Ltda., incorporated under the laws of Brazil.